

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Carl D. Anderson II
Chief Financial Officer
Meritor, Inc.
2135 West Maple Road
Troy, Michigan 48084-7186

> **Re: Meritor, Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2020**
> **Response letter dated February 17, 2021**
> **File No. 001-15983**

Dear Mr. Anderson II:

We have reviewed your February 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 5, 2021 letter.

Form 10-K for the Fiscal Year Ended September 27, 2020

Non-GAAP Financial Measures, page 33

1.   We have reviewed your response to prior comment number 1 and note that your non-cash tax expense adjustment pertains to the utilization of net operating loss and tax credit carryforwards during the period. We continue to be unclear about the basis for this adjustment and how the application of a NOL or tax credit impacts the tax provision. Please provide us more details as to why you believe this is an appropriate non-GAAP adjustment under Item 10(e) of Regulation S-K. Also, see Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

2.   We have reviewed your response to prior comment number 2 regarding your free cash flow conversion measure. Please tell us in further detail how management uses this measure and the specific reasons why you believe it provides useful information to

investors regarding your financial condition and results of operations.

Notes to the Consolidated Financial Statements
Note 22. Contingencies, page 112

3. Based on your response to prior comment number 3, it appears that you determined the amount or range of reasonably possible losses in excess of recorded asbestos-related liabilities was immaterial. If so, revise your disclosures in future filings to clearly indicate the amounts are immaterial. If our understanding is incorrect, please advise.

    You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing